Exhibit 99.3

One and One Green Technologies Reports First Half 2026 Results

●	Revenues Up 18.7% to $33.4 Million

●	Net Income Up 17.4% to $4.5 Million

●	Copper Alloy Revenue Up 39%

SAN RAFAEL, BULACAN, PHILIPPINES, Sept. 29, 2026 (GLOBE NEWSWIRE) -- One and One Green Technologies, Inc. (Nasdaq: YDDL) (“One and One” or the “Company”), a waste materials and scrap metal recycler that produces copper alloy, aluminum alloy and brass alloy ingots in the Philippines, today reported financial results for the six months ended June 30, 2026.

Revenues rose 18.7% to $33.38 million from $28.13 million, and net income rose 17.4% to $4.49 million from $3.83 million. The increase occurred despite a 10.4% decrease in total material shipped, as the Company reallocated processing capacity to copper alloy ingots. Copper alloy volume rose 29.1%, and copper alloy ingots accounted for 77.0% of total revenue compared with 65.8% a year earlier.

Gross margin narrowed to 21.73% from 25.32%. The decrease reflected the equipment upgrade, during which period aluminum processing was suspended for approximately six weeks of the first half while related costs continued to be incurred, together with higher raw material purchase prices across product categories. Realized price per kilogram sold rose 32.5%, while cost per kilogram sold rose 38.8%.

FINANCIAL SUMMARY

Six months ended June 30	2026	2025	Change
Revenues	$33,380,930	$28,129,714	+18.7%
Gross profit	7,253,731	7,121,544	+1.9%
Gross margin	21.73%	25.32%	(359	) bps
Income from operations	4,987,156	5,704,032	(12.6)%
Income before income taxes	6,133,918	4,910,906	+24.9%
Net income	$4,492,677	$3,826,300	+17.4%
Earnings per share, basic and diluted	$0.08	$0.07	+10.9	%*

*	Change calculated on unrounded earnings per share of $0.0816 and $0.0736.

REVENUE AND PRODUCT MIX

Revenues were $33.38 million, an increase of $5.25 million, or 18.67%, from $28.13 million. Copper alloy ingot revenue rose 38.9% to $25.71 million from $18.51 million on volume growth of 29.10%, reflecting stronger demand across key end markets in the Asia-Pacific region. Aluminum alloy revenue was $6.42 million compared with $8.61 million, primarily reflecting the suspension of aluminum processing from mid-May through the end of the period while the Company upgraded its aluminum processing equipment, together with the reallocation of capacity to copper alloy ingots. Aluminum production resumed in July 2026. Brass alloy ingot revenue rose 25.0% to $1.25 million.

Product category	1H26 revenue	1H26 kg	1H25 revenue	1H25 kg
Copper alloy ingots	25,710,094	2,764,349	18,510,036	2,141,245
Aluminum alloy	6,419,807	2,348,060	8,608,800	3,559,143
Brass alloy ingots	1,251,029	211,200	1,000,960	176,700
Slag	—	—	9,918	65,000
Total	33,380,930	5,323,609	28,129,714	5,942,088

COST OF REVENUE AND GROSS MARGIN

Cost of revenue was $26.13 million, an increase of 24.37% from $21.01 million, notwithstanding a 10.41% decline in total sales quantity. The increase reflected the shift in product mix toward copper alloy ingots, which carry a materially higher unit cost than aluminum alloy, the suspension of aluminum processing during the equipment upgrade, and higher raw material purchase prices across product categories. Gross profit was $7.25 million, up 1.86%. The Company does not use derivative instruments to hedge its exposure to metal prices.

OPERATING INCOME AND NET INCOME

Income from operations was $4.99 million compared with $5.70 million. Income before income taxes rose 24.9% to $6.13 million, and net income rose 17.42% to $4.49 million.

BALANCE SHEET, WORKING CAPITAL, AND LIQUIDITY

As of June 30, 2026, cash and cash equivalents were $2.71 million compared with $957,285 as of December 31, 2025. Total assets were $73.15 million compared with $56.04 million, total liabilities were $16.47 million compared with $14.22 million, and total shareholders’ equity was $56.67 million compared with $41.82 million. Working capital was $43.55 million compared with $28.04 million.

The increase in working capital reflects the deployment of net proceeds from the April 2026 follow-on public offering, together with retained earnings for the period, into inventory and receivables to support the growth of the copper alloy business. Inventories increased to $17.20 million, and accounts receivable increased to $32.75 million. The Company has no interest-bearing debt other than a vehicle financing arrangement with an outstanding balance of $20,346 as of June 30, 2026.

MANAGEMENT COMMENTARY

Caifen (Tina) Yan, Chief Executive Officer and Chairman of One and One, commented, “The first half was about building capacity for our next stage of growth. We upgraded our processing equipment during the period, and a significant portion of the related costs was recognized in these results. Our aluminum line, which was offline for roughly six weeks of the first half during the upgrade, is back in full production, and that investment is now working for us. With the upgraded lines in operation, we expect gross margin and net income to strengthen through the second half, and we are confident in delivering continued growth in both revenue and net income for full-year 2026.”

“We enter the second half with real momentum. Copper alloy revenue grew approximately 39% in the first half as we pointed our capacity at the strongest demand in Asia-Pacific, and we have built our inventory position ahead of second-half orders. Our new metals recovery line, for which we have already procured more than 2,000 tons of raw material, is on track to begin production before year-end and will add a new source of revenue.”

“Our next lever is raw material. Securing long-term supply agreements in Japan and South Korea will give us more control over input costs and margin, and it is where much of my attention goes between now and year-end. At the same time, we are expanding our alloy range and building an international business development team across Europe, the Americas, and Asia to serve manufacturers who want one reliable supplier. Underpinning all of this is our license to import hazardous waste into the Philippines under the Basel framework, a position that becomes more valuable as regulation tightens in our source markets. We believe One and One is well positioned to turn this year's investments into sustained, profitable growth.”

About One and One Green Technologies, Inc.

One and One Green Technologies, Inc. is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. One and One transforms electronic waste, scrap metal, and other raw materials into high-value products, including copper alloy ingots and aluminum scraps. With significant permitted annual processing capacity and advanced processing capabilities, One and One provides economical, flexible, and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets. One and One is strategically positioned to meet the growing demand for sustainable resource management. For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s expectations for geographic expansion into Southeast Asia and other international markets; its plans to establish stable raw material sources in Japan and South Korea; its expectations regarding the benefits of its equipment upgrades, gross margin and net income in the second half of 2026, and full-year 2026 growth; the expected timing of production from its new metals recovery line; its intention to recruit an international business development team; and its intention to pursue strategic acquisitions and investments. These statements are identified by words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “will,” and similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied. These factors include, among others, fluctuations in prevailing market prices for copper, aluminum and brass and the Company’s decision not to hedge that exposure; changes in product mix; the Company’s ability to realize the expected operating benefits of its equipment upgrades; the timely commencement of production from its new metals recovery line; the Company’s ability to source adequate volumes of electronic waste and metal scrap on acceptable terms; customer concentration and the collectability of accounts receivable and the loan receivable; the level of inventories carried; political and social instability in the Philippines; inflationary pressures and movements in the Philippine peso against the U.S. dollar; the Company’s ability to maintain and renew its environmental permits and licenses; risks associated with the variable interest entity structure through which the Company conducts its operations; and the additional risks described under “Item 3.D. Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Copies are available at www.sec.gov. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Investor Relations Contact

Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com

(Financial tables follow)

ONE AND ONE GREEN TECHNOLOGIES. INC
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollar except for share and per share data)

	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$2,712,933	$957,285
Accounts receivable, net	32,745,976	26,634,057
Inventories, net	17,195,077	7,230,581
Advances to suppliers	1,351,811	1,914,972
Loan receivable	1,860,000	2,000,000
Other receivables and current assets	1,102,301	216,042
Total Current Assets	56,968,098	38,952,937
Non-Current Assets
Property, plant and equipment, net	10,167,824	10,284,569
Deferred tax assets	-	109,826
Other non-current assets	200,000	690,135
Operating lease right-of-use assets, net	5,810,975	6,007,527
Total Non-Current Assets	16,178,799	17,092,057
Total Assets	73,146,897	56,044,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	4,212,075	1,712,220
Due to related parties	202,971	585,193
Taxes payable	8,577,445	7,390,025
Operating lease liabilities – current	-	641,564
Other payables and accrued expenses	427,038	579,744
Total Current Liabilities	13,419,529	10,908,746
Non-Current Liabilities
Deferred tax liabilities	6,540	-
Operating lease liabilities – non-current	3,042,152	3,301,395
Other non-current liabilities	5,984	13,727
Total Non-Current Liabilities	3,054,676	3,315,122
Total Liabilities	16,474,205	14,223,868

Commitments and Contingencies (Note 14)

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 par value; 489,796,040 shares authorized as of June 30, 2026 and December 31, 2025; 45,829,373 and 44,096,040 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	4,583	4,410
Class B Ordinary Shares, $0.0001 par value; 10,203,960 shares authorized as of June 30, 2026 and December 31, 2025; 10,203,960 and 10,203,960 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	1,020	1,020
Shares subscription receivable	(5,200)	(5,200)
Additional paid-in capital	22,045,669	10,220,329
Retained earnings	38,159,356	33,666,679
Accumulated other comprehensive loss	(3,532,736)	(2,066,112)
Total Shareholders’ Equity	56,672,692	41,821,126
Total Liabilities and Shareholders’ Equity	$73,146,897	$56,044,994

ONE AND ONE GREEN TECHNOLOGIES. INC UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In U.S. dollar except for share and per share data)

	For the Six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
Revenues	$33,380,930	$28,129,714
Cost of revenues	26,127,199	21,008,170
Gross profit	7,253,731	7,121,544

Operating expenses:
Selling and marketing expenses	219,295	249,558
General and administrative expenses	2,047,280	1,167,954
Total operating expenses	2,266,575	1,417,512

Income from operations	4,987,156	5,704,032

Other income (expenses):
Interest income	29,114	307
Other income (expenses), net	1,120,518	(790,420)
Interest expense	(2,870)	(3,013)
Total other income (expenses)	1,146,762	(793,126)

Income before income tax expenses	6,133,918	4,910,906

Income tax expenses	1,641,241	1,084,606
Net income	$4,492,677	$3,826,300

Weighted average shares outstanding for Class A and Class B ordinary shares
Basic and diluted	55,056,538	52,000,000

Earnings per share for Class A and Class B ordinary shares
Basic and diluted	$0.08	$0.07

Other comprehensive income (loss):
Net income	$4,492,677	$3,826,300
Foreign currency translation adjustment, net of tax of nil	(1,466,624)	703,331
Total comprehensive income	$3,026,053	$4,529,631

ONE AND ONE GREEN TECHNOLOGIES. INC UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In U.S. dollar except for share and per share data)

	For the Six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
Cash flows from operating activities
Net income	$4,492,677	$3,826,300
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	434,996	456,709
Amortization of operating lease right-of-use assets	(50,329)	79,867
Deferred income tax	114,558	(1,145)
Amortization of deferred expenses	206,404	-
Changes in assets and liabilities
Accounts receivable	(7,373,982)	667,809
Inventories	(10,506,363)	(15,034,423)
Advances to suppliers	496,473	-
Other receivables and current assets	(1,113,176)	(327)
Other non-current assets	477,789	-
Accounts payable	2,631,534	7,149,232
Other payables and accrued expenses	(137,946)	538,611
Taxes payable	1,525,401	1,079,500
Due to related parties	(372,251)	(28,714)
Operating lease liabilities	(757,286)	(465,891)
Net cash used in operating activities	(9,931,501)	(1,732,472)

Cash flows from investing activities
Purchase of property, plant and equipment	(746,169)	-
Collection of loan receivable	140,000	-
Net cash used in investing activities	(606,169)	-

Cash flows from financing activities
Payment of deferred offering costs	-	(25,516)
Net proceeds from share and warrants issuance	11,825,513	-
Principal payments on financed amount for purchase of vehicle	(7,353)	-
Net cash provided by (used in) financing activities	11,818,160	(25,516)

Effect of exchange rate changes on cash and cash equivalents	475,158	32,921

Net (decrease) increase of cash and cash equivalents	1,755,648	(1,725,067)
Cash and cash equivalents – beginning of the year	957,285	1,847,634
Cash and cash equivalents – end of the year	$2,712,933	$122,567

Supplementary cash flow information:
Interest paid	$2,870	$3,013
Income taxes paid	$1,252	$978

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